

Brett Williams · 3rd

Technology Entrepreneur - Executive - Consultant - Business Starter/Creator

Tulsa, Oklahoma, United States · 500+ connections ·

Contact info

 **Me in 3**

 **East Central Univers**

Featured

Get to know your candidates

Hiring? Wouldn't you love to get to know your candidates before you see their resume? That's what you get with M

See their people skills, their communication style, and he

 7

Experience



Co-Founder/President
Me in 3 · Full-time
Apr 2019 – Present · 1 yr 8 mos
Tulsa, Oklahoma Area

Hiring is a challenging process. Hiring managers spend hours reviewing resumes, completing screening calls and performing interviews.

At the same time, applicants feel lost in a stack of resumes with no way of standing out.

MeIn3 has developed a simple online, video-based applicant screening platform that helps hiring managers find ideal candidates more efficiently. It also provides a platform for ...see mor



Partner/Owner
Perimtec LLC
Oct 2018 – Present · 2 yrs 2 mos
Tulsa, Oklahoma Area

Perimtec is the Master Distributor for FenceTrac, the most versatile privacy fence system in the world.

As the Master Distributor for FenceTrac, Perimtec operates as a sales and supply or ...see mor



Partner
NavaPoint
Jun 2011 – Present · 9 yrs 6 mos
Tulsa, Oklahoma Area

We leverage our knowledge of technology solutions and our experience building custom applications to help business leaders solve problems.

We source best of class solutions and offer value-added services to help our clients ...see mor

Principal
Venado Technologies
Sep 2015 – Sep 2018 · 3 yrs 1 mo
North America, United Kingdom

We help large companies build mobile applications...

Smarter, Faster, Easier

...see mor



Vice President, Sales

DecisionPoint Systems, Inc.

Nov 2010 – Sep 2015 · 4 yrs 11 mos

Tulsa, Oklahoma Area

Responsible for management of a team of sales professionals selling computing solutions (hardware, software and services) into enterprise-class organizations across North America. Highly focused on selling custom application development and enterprise software solutions to large retail and oil and gas organizations.   **...see mor**

Show 5 more experiences ⌄

Education



East Central University

Bachelor of Science, Marketing

1983 – 1988

Ada High School

1979 – 1983

Skills & endorsements

Business Development · 96

Endorsed by **Boyd H. McGathey and 4 others**   Endorsed by **11 of Brett's colleagues at**

 who are highly skilled at this

 DecisionPoint Systems, Inc.

Account Management · 77

 Endorsed by **Shanna Vollmer and 3 others who are highly skilled at this**

 Endorsed by **9 of Brett's colleagues at DecisionPoint Systems, Inc.**

Management · 51

 Endorsed by **Boyd H. McGathey, who is highly skilled at this**

Show more ∨



